MAIL STOP 05-11

March 9, 2005

Mr. Mark A. McLeary
Chief Executive Officer
Med-Tech Solutions, Inc.
Suite 2200
1177 West Hastings Street
Vancouver, B.C., V6E 2K3

      Re:	Med-Tech Solutions, Inc.
   Registration Statement on Form SB-2
   File No. 333-122352
      Filed January 28, 2005

Dear Mr. McLeary:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note certain companies also named Med-Tech Solutions, Inc.
are
engaged in similar industries. Please include information to eliminate any possible confusion.

2. Please supplementally provide any artwork or photographs that are to be inserted in your prospectus. We may have comment on its contents. Please note that inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations.


3. The word "offering" is capitalized throughout the prospectus.
As
appropriate, please revise so that the word appears in lower case.

4. You refer to Med-Tech Solutions as the "Corporation" in your prospectus. The term "Corporation" is a vague and abstract term. Use your actual company name, a shortened version of it, or the pronoun "we" or "us" throughout your document to refer to your company.

5. We note that you are registering 5,100,000 shares for resale on your registration statement. This represents approximately 50% of your total outstanding shares. Generally, we view resale transactions of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market price" unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements. Please revise your registration statement to price all securities offered for the duration of the offering, and indicate this specific price where appropriate in the prospectus. We may have further comment.

6. We note your use of the terms "License", "Product", "Manufacturing
Agreement" and "Price" in the prospectus. Revise to eliminate the defined terms from your document.


Prospectus Cover Page

7. Please advise whether the caption immediately above "Table of Contents" appears on the outside back cover page of the prospectus.
It is not clear from the Edgarized version.

8. Please relocate the dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-B.

9. Please revise this page to limit the information to that required by Item 501 of Regulation S-B. In particular, please move the third and fourth sentences in the paragraph indicating your common stock is not traded on any market from the cover page to a section later in your prospectus.


Summary, page 5

10. The introductory paragraph to your summary states that the summary does not contain all of the information that may be important. A summary by its very nature is not required to contain all of the detailed information required in a prospectus. However, if you include a summary in your prospectus, it must be complete. Please revise.

11. Please disclose that your auditors have expressed substantial doubt as to your ability to continue as a going concern. Indicate as well the fact that all cash available to date has been raised through the issuance of your securities.

12. We note your cross-reference to the "Description of Business" and
"Risk Factors" sections. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

13. The summary should not, and is not required to contain the detailed information in the prospectus. See Item 503 of Regulation
S-B and Release No. 33-7497. For example, the detailed description in "The Offering" section of the minimum number of shares to be sold in this offering, common stock outstanding before and after the offering, use of proceeds and the risk factors are unnecessary since you describe them later in the prospectus.


Risk Factors, page 7

14. Clarify in the first paragraph of this section that you discuss all "material" risks here.

15. Please avoid the generic conclusion you reach in several of your risk factor narratives and subheadings that the risk could "adversely affect" your business, financial condition, results of operations or ability to raise capital or would "negatively affect" or have a "material adverse affect" on the same. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected. See, for example, risk factors 1-6 and 9-12.

16. In several of your risk factor subheadings, you allude to a risk
but do not clearly state the material risk to investors.
Generally,
the subheading should clearly state the particular risk and the consequences that may result if that risk should occur. Revise your subheadings to present the risks you are addressing in concrete terms. For example, we note that risk factors 3-6, 13, 14, 17 and 20 do not clearly state the risks and potential consequences to an investor and should be revised accordingly.

17. Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to your company.
As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. For instance, risk factors 3,
10, 13, 14, 18, 20 and 22 should be revised, deleted or moved to another section of the prospectus as appropriate.

18. We note that your sole officer and director controls approximately 49.5% of your common stock. Please address the risks posed by the fact that this person will be able to significantly influence elections and change-in-control situations.

19. It appears Mr. McLeary will only contribute 8-10 hours per week to company business. The disclosure also indicates that you have no employees and do not plan to hire any employees over the next 12 months. Given these constraints, we do not understand how you will be able to implement your business plan of manufacturing, marketing and distributing medical devices. Please address the risk this poses.

20. Your sole officer and director does not appear to have any prior experience manufacturing, marketing or distributing medical devices.
As noted, you do not intend to hire any employees over the next 12 months. Please address the risks posed by the fact that no person working directly within your organization has any experience in this, or any other similar, industry.

21. Disclosure suggests that you intend to engage in international sales and marketing. Please disclose the international markets where you intend to conduct these operations and the risks specific to each area, including currency translation and what efforts you intend to undertake to minimize the same.
22. The risk factors need to be set forth in the order of materiality. In this regard, you must more prominently disclose the risk factor entitled "Failure to obtain necessary government approvals for new products or for new applications for existing products would mean we could not sell those new products, or sell any existing products for those new applications." Additionally, we do not understand your reference to existing products in the risk factor when you indicate that you have not developed the Gynecone device.


Determination of Offering Price, page 14

23. Supplementally advise the reason why the shares issued in November 2004 were offered at a price 98% greater than the shares offered just 2 months prior in September 2004.


Selling Security Holders, page 14

24. Please indicate if any of your selling stockholders are broker dealers or affiliates of broker-dealers. If the latter, please include a representation that each affiliate: (1) purchased your securities in the ordinary course of business and (2) at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide this representation, please advise supplementally.

25. We note that the shares issued in both September and November
2004 were offered pursuant to the exemption afforded under
Regulation
S.  Regulation S requires that all offers be made to non-US
persons,
as defined.  Please supplementally provide us with the address for
each selling shareholder.   We may have further comment.


Plan of Distribution, page 18

26. We note that the company is paying all of the fees and expenses of the offering. Clearly state the amount of estimated offering expenses.


Directors, Executive Officers, Promoters and Control Persons, page
19

27. Please disclose the business of McLeary Capital Management,
Inc.

28. We note that Mr. McLeary is prepared to adjust the amount of time he is willing to devote to company business with respect to capital raising and the plan of distribution. Please disclose the maximum amount of time he is willing to devote on a weekly basis to these activities and clarify whether he is also willing to do so in furtherance of your actual plan of operation.


Compensation

29. We note that you do not pay your officers and directors any salary or consulting fee, but you anticipate doing so should revenues exceed expenses. Please disclose what your anticipated compensation package will be should revenues exceed expenses.

30. Under "Significant Personnel," please identify the consultants you have engaged or plan to engage, the services performed or to be performed, the extent you rely upon consultants and the terms of all agreements. File the same as exhibits.

31. We note your statement that you presently do not pay your directors or executive officers any salary or consulting fee. Please revise your discussion to indicate, if true, that the compensation discussion addresses all compensation awarded to, earned by, or paid to the company`s named executive officer for the fiscal year ended December 31, 2004.


Interests of Named Experts and Counsel, page 22

32. We note reference to subsidiaries in the introductory paragraph.
Disclosure on page 30 indicates you do not have any subsidiaries.
As
such, please delete this reference or advise.


Description of Business, page 24

33. Throughout the prospectus, you describe yourself as focused on the development and marketing of medical pessary devices and on the manufacturing, marketing and distribution of the Gynecone device. The staff is confused by this business description, however, since it does not appear that you have or will develop any medical devices nor does it appear that you will actually manufacture or distribute the
Gynecone device. Indeed, it appears that these functions will be performed by independent third parties. Please clarify your business description throughout so that it is clear exactly what you intend to do and how best to describe this activity.


34. We are unclear as to the current status of the Gynecone device.
For example, we note that you have obtained a license from MDMI to manufacture, market and distribute the device. We also note that you have entered into a manufacturing agreement with MDMI. Based on your plan of operations, however, it appears that R&D activity is ongoing to develop a prototype and that clinical trials have yet to commence.
Based on this disclosure, it is not clear whether the Gynecone is ready for manufacture, whether clinical trials have been performed or even whether a prototype exists. Please clarify.

35. We note your statement that "Gynecone`s unique smooth edged egg design ... is expected to be the safest and most cost effective products available." We also note other company statements that appear promotional, rather than factual, and these statements should be revised or removed. Please provide disclosure of the reasonable basis for such opinions or delete the statements. If a reasonable basis cannot be provided, the statements should be removed.

36. Under "Manufacturing Agreement," we note that MDMI has agreed to manufacture and test the device to the uniform quality standards established by you which meet your specifications. Please disclose how you arrived at these standards and specifications given your lack of experience in this field.

37. Under "Action" on page 25, please provide the basis for your statement beginning with "As opposed to the Milex `Kegal Cone`....
In addition, the last sentence of this paragraph is overly promotional and should be toned down.

38. Under "Revenue Model" on page 26, please disclose what the labor costs will be per piece with large volumes.

39. Under "Revenue Model" on page 26, you state that the target price will be $25 for the device. You also state that the Milex cone costs
$150 for a 6-pack and that the Gynecone will be offered at a lower cost. We do not understand this position since 6 Gynecone devices would also cost $150.

40. Under "Marketing Strategy" on page 26, you refer to your "market share predictions" and your "selected geographic area." Please elaborate on each. We note that you intend to establish distribution agreements. Clarify whether any such agreements exist and file as exhibits. In the plan of operation section, discuss what the terms of these agreements are/will be and the costs and/or expense (e.g. commission, fee) associated with the same.

41. Under "Marketing Strategy" on page 26, please elaborate on the "clinical trials and promotional activities" you will engage in both domestically and internationally. Fully discuss the international aspects of your business plan here and in the plan of operation.

42. Under "Intellectual Property" on page 27, you state your intellectual property consists of the trade name "Gynecone."
Disclosure on page 30 suggest you have no patents or trade names.

43. We note the various market and scientific studies under "Industry
Background." Please provide citations to all such studies and provide the staff with marked copies of the same. We assume that all referenced reports are generally available at no charge or for a de minimis payment. Please advise.

44. Under "Pelvic Muscle Exercises" on page 29, you reference continued exercise as a benefit. This seems like a drawback. You also note that mild symptoms sustain the greatest improvement. To the extent this is not the case with more severe symptoms, please consider disclosing as a drawback.


Management`s Discussion and Analysis or Plan of Operations, page
31

45. We note that you do not anticipate generating revenues until you complete the marketing, promotion and development of the Gynecone device. Please indicate when you expect to complete these activities.

46. Please provide the actual months during which you expect to complete your various milestones.

47. Please disclose the selected markets where you intend to begin initial marketing as disclosed under Phase II. Separately discuss the reasons why you have chosen the initial launch of your product outside of the US. In doing so, address the time and costs involved to secure FDA-like compliance in these countries.

48. Reference is made to the $35,000 planned expenditures over the next 12 months on page 32. You allocate $10,000 to marketing expenses. Is this in addition to the marketing expenses listed under
Phase II? We also notice under "Liquidity and Capital Resources" on page 33 that you will require a further $15,000 to implement an advertising campaign. When do you anticipate undertaking this campaign and how will you finance the same?

49. Under "Future Financings" on page 33, please estimate the amount of financing you will need to raise after 12 months.

50. We note your statement in the Registration Rights section that "in the near future, in order for us to continue with the development of our business, we will need to raise additional capital."
Reconcile that statement with your other statements indicating that you presently have sufficient cash to fund your proposed expenditures for the next twelve months.


Certain Relationships and Related Transactions, page 34

51. We note that the President and Director of the company paid expenses on behalf of the company and the advance is outstanding as of October 31, 2004. Supplementally advise us of the amount of expenses paid on behalf of the company. We may have further comment.


Financial Statements

52. Please revise Note 1 to disclose the company`s fiscal year-end.

53. Revise the footnotes to disclose the company`s accounting policies relating to the license agreement, including the method of amortization. Also, please tell us supplementally the basis for capitalizing the amount paid for the license agreement, given the company does not have a product that has received the regulatory approvals necessary for commercial sale.

54. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

55. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.


Where You Can Find More Information

56. Please provide the information required by Item 101(c)(1) &
(2)
of Regulation S-B.




Part II

Item 27.  Exhibits

57. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada constitution and all reported judicial decisions interpreting those laws.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


   Any questions regarding the accounting comments may be directed to
Maureen Bauer at (202) 942-1824. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.



							Sincerely,


							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies


cc:	Stephen F.X. O`Neill, Esq.
	Fax (360) 332-2291
??

??

??

??

Med-Tech Solutions, Inc.
Page 1